                                           American National Insurance Company
                                                     One Moody Plaza
                                                 Galveston, TX 77550-7999

                                                                                                         November 25, 2008

VIA Correspondence on Edgar
The United States Securities And Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549-0506

Attn:  Craig Ruckman

Re: American National Insurance Company
      American National Variable Life Separate Account
      WealthQuest III VUL
      CIK 0000867289

      33 Act File No. 333-53122
         485BPOS filed 10-29-08; Film No. 081147410
         485BPOS filed 11-12-08; Film No. 081181712

      40 Act File No. 811-06160
         485BPOS filed 10-29-08; Film No. 081147411
         485BPOS filed 11-12-08; Film No. 081181713

Dear Mr. Ruckman:

It has come to our attention that the 485(b) amendments referenced above that were filed to extend the effective date of our previous 485(a) filing (filed 09-03-08; Film No. 081053421 and Film No. 081053422) for the WealthQuest III VUL were inadvertently filed as "485BPOS," when they should have been filed as "485BXT."  It was our intent to file the above-referenced amendments to extend the effective date of the earlier 485(a) filing.  Therefore, we request that the form type of these amendments be changed from "485BPOS" to "485BXT."  It is our intent to make another 485 (a) filing today to address staffs' comments.

We appreciate your assistance in this matter.  If you have any questions or need any further information, please feel free to contact me at (409) 621-7739.

Sincerely,

Dwain A. Akins, J.D.
Senior Vice President, Corporate Affairs/Compliance
Chief Compliance Officer
American National Insurance Company

copy: Mr. Harry Eisenstein